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Exhibit 99.8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders
SDI-Molan GmbH & Co. KG:

In our opinion, the accompanying balance sheet and the related statements of operations, partners' equity (deficit), and cash flow present fairly, in all material respects, the financial position of SDI-Molan GmbH & Co. KG at December 31, 2003, and the results of its operations and its cash flows for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Los Angeles, California
June 30, 2004

SDI—MOLAN GmbH & CO. KG

BALANCE SHEETS

(Euros in thousands)

	December 31 2003	December 31 2002
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	60	66
Accounts receivable	542	11
Value added tax receivable	124	892
Inventories	427	92
Government grant receivable	—	1,879
Prepaid expenses and other current assets	58	47

Total current assets	1,211	2,987

Property, plant and equipment, at cost:
Machinery and equipment	5,195	5,296
Furniture, fixtures and computer equipment	441	347

Gross property, plant, and equipment	5,636	5,643
Less accumulated depreciation and amortization	(396)	(44)

Net property, plant and equipment	5,240	5,599

Total assets	6,451	8,586

See accompanying notes to financial statements.

SDI—MOLAN GmbH & CO. KG

BALANCE SHEETS

(Euros in thousands)

	December 31 2003	December 31 2002
		(Unaudited)
LIABILITIES AND PARTNERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	1,249	1,367
Accrued liabilities	295	105
Liabilities to related parties	335	425
Revolving line of credit	951	500
Current portion of long-term debt	312	—

Total current liabilities	3,142	2,397
Other liabilities	108	—
Long term debt related parties	2,250	750
Long-term debt, net of current portion	2,481	4,383

Total liabilities	7,981	7,530

Commitments and contingencies (Note 10)
Partners' equity (deficit):
Partners' capital	2,050	2,050
Accumulated deficit	(3,580)	(994)

Total partners' equity (deficit)	(1,530)	1,056

Total liabilities and partners' equity (deficit)	6,451	8,586

See accompanying notes to financial statements.

SDI—MOLAN GmbH & CO. KG

STATEMENTS OF OPERATIONS

(Euros in thousands)

	For The Years Ended
	December 31 2003	December 31 2002
		(Unaudited)
Net sales	3,005	31
Cost of sales	3,746	348

Gross profit	(741)	(317)
Operating expenses	1,483	543

Loss from operations	(2,224)	(860)

Other income (expense):
Interest expense, net	(479)	(132)
Gain on foreign currency exchange	117	—

Total other expense	(362)	(132)

Loss before income taxes	(2,586)	(992)
Income tax benefit	—	—

Net loss	(2,586)	(992)

See accompanying notes to financial statements.

SDI—MOLAN GmbH & CO KG

STATEMENTS OF PARTNERS' EQUITY (DEFICIT)

(Euros in thousands)

	Partners' Capital	Accumulated Deficit	Total Partners' Equity (Deficit)
Balance, December 31, 2001 (Unaudited)	100	(2)	98
Partners' contributions (Unaudited)	1,950	—	1,950
Net loss (Unaudited)	—	(992)	(992)

Balance, December 31, 2002 (Unaudited)	2,050	(994)	1,056
Net loss	—	(2,586)	(2,586)

Balance, December 31, 2003	2,050	(3,580)	(1,530)

See accompanying notes to financial statements.

SDI—MOLAN GmbH & CO KG

STATEMENTS OF CASH FLOWS

(Euros in thousands)

	For The Years Ended
	December 31 2003	December 31 2002
		(Unaudited)
Cash Flows From Operating Activities:
Net loss	(2,586)	(992)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	357	43
Changes in assets and liabilities:
Accounts receivable	(531)	(12)
Inventories	(335)	(92)
Government grant receivable	—	(1,879)
Other current assets	807	941
Accounts payable	622	160
Accounts payable to related parties	(105)	423
Other liabilities	298	106

Net cash provided by (used in) operating activities	(1,473)	(1,302)

Cash Flows From Investing Activities:
Purchases of property, plant and equipment	(1,432)	(6,315)

Net cash used in investing activities	(1,432)	(6,315)

Cash Flows From Financing Activities:
Partners' contributions	—	1,950
Government grant received	2,574	—
Proceeds from issuance of long-term debt, related parties	1,500	750
Proceeds from issuance of long-term debt	—	4,383
Repayment of long-term debt	(1,626)	—
Net increase in revolving line of credit	451	500

Net cash provided by financing activities	2,899	7,583

Net decrease in cash and cash equivalents	(6)	(34)
Cash and cash equivalents at beginning of year	66	100

Cash and cash equivalents at end of year	60	66

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	479	133
Income taxes	—	—

See accompanying notes to financial statements.

SDI—MOLAN GmbH & CO KG

NOTES TO FINANCIAL STATEMENTS

1.     Company Operations

SDI-Molan GmbH & Co KG ("the Company" or "SDI-Molan") is a joint venture partnership organized under the laws of Germany in June 2001. The general partner is SDI Molan Verwaltungs GmbH and the limited partners are SDI Germany GmbH ("SDI Germany"), a wholly owned German subsidiary of Special Devices, Incorporated ("SDI"), Mr. Klaus-Jurgen Dittrich and Mr. Frank Dittrich (the "Dittrichs"). The Company's business is the development, production, marketing, distribution and sale of air bag initiators, micro gas generators, and seat belt buckles and pyrotechnic pretensioners in Europe. SDI-Molan's products are sold to automotive airbag system manufacturers. Those manufacturers use the Company's product in the assembly of integrated airbag safety systems, which they then sell to automobile original equipment manufacturers. The Company began operations in September 2002 and is currently ramping up production on its micro gas generator ("MGG") and Global Standard Initiator ("GSI") lines. SDI-Molan's manufacturing facility is in Schoenebeck, Germany.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Risks and Uncertainties

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

The Company is subject to certain risks and uncertainties because of the following factors:

  •
  It is in start-up operations;

  •
  It is dependent on a few customers;

  •
  It is using new technology to produce its GSI product.

The Company's partners are committed to financing working capital shortfalls over the next year.

Foreign Currency Translation

The functional currency for SDI-Molan is the Euro. Foreign-currency-denominated assets and liabilities are translated into the Euro at exchange rates existing at the respective balance sheet dates. Gains and losses from foreign currency transactions are included in net income.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less when purchased.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, trade accounts receivable and all current liabilities (excluding short-term borrowings) approximate their fair values due to the relatively short maturities of these instruments.

The Company's borrowings under its term loans, revolving lines of credit and loans from related parties have interest rates that reflect currently available terms and conditions for similar debt. The carrying amount of this debt is a reasonable estimate of its fair value.

Inventories

Inventories are stated at the lower of cost (principally first-in, first-out) or market.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged against results of operations as incurred. Depreciation is charged against results of operations using the straight-line method over the estimated service lives of the related assets. The following are the lives used in determining depreciation rates of various assets:

Machinery and equipment	6-14 years
Furniture, fixtures and computer equipment	3-14 years

Upon sale or retirement of the depreciable property, the related cost and accumulated depreciation are eliminated from the accounts and gains or losses are reflected in the statement of operations.

Government Investment Grants

The Company records a receivable for a government investment grant upon confirmation from the government authority. A contra asset account is recorded to reduce the basis of the related equipment at the same time. The contra asset is liquidated over the life of the equipment.

Revenue Recognition

The Company manufactures products, to customer specifications, under standard purchase orders. Sales are primarily recognized when products are shipped and risk of loss and title transfers to the customer.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amount expected to be realized.

Recent Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments With Characteristics of both Liabilities and Equity". The statement changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances). The

Company is required to adopt the provisions of SFAS No. 150 for financial instruments entered into or modified after May 31, 2003 and otherwise as of July 7, 2003, except for mandatorily redeemable financial instruments for which the adoption date is February 1, 2004. The Company does not have any financial instruments that meet the requirements of this statement and therefore the Company does not expect the adoption to have a material impact on the Company's results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities. Under current practice, two enterprises generally have been included in consolidated financial statements because one enterprise controls the other through voting interests. FIN 46 defines the concept of "variable interests" and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. The interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the year restated. In December 2003, the FASB issued FIN 46R, which among other things, revised the implementation dates applicable to a nonpublic entity such as SDI-Molan. The Company is required to immediately apply FIN 46 and FIN 46R ("the Interpretation") to any entity that is subject to the Interpretation and that is created after December 31, 2003. SDI-Molan is also required to apply the Interpretation to any entity subject to the Interpretation that was created before December 31, 2003 by the beginning of the first annual period beginning after December 15, 2004. The Company is currently evaluating the potential impact of the adoption of FIN 46 and FIN 46R.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation elaborates on disclosures to be made by a guarantor in its interim and annual financial statements with regard to its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002, and the Company has adopted those requirements beginning in the first quarter of fiscal year 2003. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of the recognition and initial measurement requirements of FIN 45 did not have a material impact on the Company's financial statements.

3.     Accounts Receivable

The Company evaluates its accounts receivable to determine allowances for bad debts, discounts and sales allowances. There were no allowances at December 31, 2003 and 2002.

4.     Inventories

Inventories consist of the following components:

	December 31 2003	December 31 2002
		(Unaudited)
	(In thousands)
Raw materials and components	327	78
Work in process	2	1
Finished goods	98	13

Total inventories	427	92

5.     Long-Term Debt

The Company entered into loan agreements with a bank in August 2002 which consist of a working capital loan, an interim loan for approved investment grants and allowances, and a capital investment term loan. The details of these loans are as follows:

	Working Capital	Interim Loan	Capital Investment (Term) Loan
	(In thousands)
Maximum	1,000	2,567	2,793
Annual Rate	8.75%	7.75%	6.25%
Maturity	5/31/2010	12/31/2003	6/30/2008
Outstanding at 12/31/03	951	—	2,793
Outstanding at 12/31/02 (Unaudited)	500	2,128	2,255

The loan agreements contain customary covenants, including restrictions on the incurrence of debt, the sale of assets, business acquisitions, cash withdrawals by the partners, transactions with affiliates and financial covenants on debt service coverage ratio. The Company was in compliance with these covenants as of December 31, 2003. Substantially all of the Company's assets are pledged as collateral under the loan agreements.

The Company repaid the interim loan in May and July of 2003 when it received the government grants.

The partners of the Company have guaranteed the bank loans. SDI's guarantee is limited to fifty percent of the loans outstanding and is subject to a maximum of 3.2 million Euro. The Dittrichs have guaranteed 0.5 million Euro and Anhaltinische Chemische Fabriken (ACF) GmbH ("ACF"), an affiliate owned by the Dittrichs, has guaranteed 0.5 million Euro.

The remaining principal payments under the Term Loan are as follows (in thousands):

For Fiscal Years
2004	312
2005	655
2006	696
2007	741
2008	389

2,793

6.     Income Taxes

Temporary differences which give rise to deferred tax assets (liabilities) are as follows:

	December 31 2003	December 31 2002
		(Unaudited)
	(In thousands)
Noncurrent deferred taxes:
Net operating losses	569	144
Other	(47)	—
Valuation allowance	(522)	(144)

Total noncurrent deferred taxes	—	—

In accordance with SFAS No. 109 "Accounting for Income Taxes", management establishes valuation allowances against deferred tax assets if it believes that it is more likely than not that some or all of the deferred tax assets will not be realized. The Company has established a valuation allowance against its net deferred tax asset due to losses incurred since inception.

A reconciliation between the statutory trade income tax benefit and the Company's effective income tax benefit on losses from continuing operations before extraordinary gains is as follows:

	For The Years Ended
	December 31 2003	December 31 2002
		(Unaudited)
	(In thousands)
Income tax benefit at trade rates	(385)	(148)
Change in valuation allowance	378	144
Other	7	4

	—	—

7.     Partners' Equity

Partners' Capital

The partners contributed capital of 100,000 in 2001 and 1,950,000 in 2002.

8.     Related Party Transactions

The Company has various agreements with its partners and its partners' affiliates under which it pays for the following services:

  •
  ACF: for rent and utilities and preproduction labor costs;

  •
  Kunstoff-Handel GmbH, Bremen ("Kunstoff"): for administrative services (purchasing, payroll, human resources, EDP and accounting);

  •
  SDI: for the salary, fringe and expenses of the Managing Director, marketing support, engineering support and interest on loans.

  •
  SDI Germany: interest on loans;

  •
  Dittrichs: interest on loans

In addition, the Company occasionally purchases raw materials and equipment from SDI and ACF primarily for convenience.

SDI and SDI Germany, respectively, made working capital loans to the Company in the amount of 750 thousand in August 2002 and October 2003. The Dittrichs made working capital loans totaling 750 thousand in October 2003. All the loans carry an interest rate of prime plus 2.5% per annum with interest due monthly. Principal payments of 1,500 thousand and 750 thousand are due in 2006 and 2008, respectively.

A summary of material related party amounts in the accompanying financial statements are as follows:

	For the Years Ended
	December 31, 2003			December 31, 2002
	Total	SDI Germany & Affiliates	Dittrichs & Affiliates	Total	SDI Germany & Affiliates	Dittrichs & Affiliates
	(In thousands)
Balance Sheet Data
Liabilities	335	290	45	425	406	19
Long term debt	2,250	1,500	750	750	750	—
Statement of Operations data
Raw materials	7	7	—	34	—	34
Rent and utilities	297	—	297	90	—	90
Admin. and marketing services	165	85	80	52	32	20
Engineering services	423	423	—	68	68	—
Managing Director costs	184	184	—	68	68	—
Interest expense	116	64	52	19	19	—

9.     Major Customers

The following are accounts receivable from, and sales to, customers that exceeded 10% of net accounts receivable and net sales:

	December 31, 2003		December 31, 2002
	E	%	E	%
			(Unaudited)
	(Euros in thousands)
Accounts Receivable:
Autoliv	435	80%	11	100%
Atlantic Research Corporation	103	19%	—	—
	December 31 2003		December 31 2002
	E	%	E	%
			(Unaudited)
	(Euros in thousands)
Sales:
Autoliv	2,796	93%	31	100%
Atlantic Research Corporation	192	6%	—	—

10.   Commitments and Contingencies

Leases

Land and Buildings

The Company leases its production facility in Schoenebeck, Germany from ACF. The lease provides for an initial term which expires in 2026 with an option to extend for five years and annual rent of 253 thousand with yearly rent escalations of 2%.

Other Operating Leases

Rental expense for each of the years ended December 31, 2003 and December 31, 2002 was approximately 265 thousand and 87 thousand, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows (in thousands):

For Fiscal Years
2004	258
2005	258
2006	258
2007	258
2008	258
Thereafter	4,644

Total minimum lease payments	5,934

Other Matters

Government Grants

The government grants of 2.6 million received in 2003 subject the Company to certain restrictions and conditions. Equipment paid for by the grants must remain in Schoenebeck, Germany, for five years or until 2007. The Company may be required to repay all or part of the grants if it does not maintain agreed upon minimum employee headcounts until 2007.

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  Exhibit 99.8
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SDI—MOLAN GmbH & CO. KG BALANCE SHEETS (Euros in thousands)
SDI—MOLAN GmbH & CO. KG BALANCE SHEETS (Euros in thousands)
SDI—MOLAN GmbH & CO. KG STATEMENTS OF OPERATIONS (Euros in thousands)
SDI—MOLAN GmbH & CO KG STATEMENTS OF PARTNERS' EQUITY (DEFICIT) (Euros in thousands)
SDI—MOLAN GmbH & CO KG STATEMENTS OF CASH FLOWS (Euros in thousands)
SDI—MOLAN GmbH & CO KG NOTES TO FINANCIAL STATEMENTS